SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             Aspen Bancshares, Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   045243 10 2
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                              Mr. Harris H. Simmons
                      President and Chief Executive Officer
                              Zions Bancorporation
                             1380 Gateway Tower East
                           Salt Lake City, Utah 84133
                                 (801) 524-4787
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Brian D. Alprin, Esq.
                             Laurence S. Lese, Esq.
                        Metzger, Hollis, Gordon & Alprin
                         1275 K Street, N.W., Suite 1000
                             Washington, D.C. 20005
                                 (202) 842-1600

                                January 17, 1997
                 -----------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)



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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                        [ ]

Check the following box if a fee is being paid with this Statement:
                                                                        [ ]
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(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         ZIONS BANCORPORATION
         87-0227400
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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                               (a)      [ ]
                                                               (b)      [ ]
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(3)      SEC USE ONLY

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(4)      SOURCE OF FUNDS*

         WC/00
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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
                                                                        [ ]
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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         UTAH
------------------------------------------------------------------------------
                                       :    (7)  SOLE VOTING POWER
                                       :
                                       :         789,825(1)
                                       :--------------------------------------
NUMBER OF SHARES                       :    (8)  SHARED VOTING
BENEFICIALLY OWNED BY                  :
EACH REPORTING PERSON WITH             :              -0-
                                       :--------------------------------------
                                       :    (9)  SOLE DISPOSITIVE
                                       :
                                       :         789,825(1)
                                        --------------------------------------

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                                       :--------------------------------------
                                       :    (10)  SHARED DISPOSITIVE
                                       :
                                       :              -0-
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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         789,825(1)
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(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*                                                        [ ]

         N/A
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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         APPROXIMATELY 17.7%(2)
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(14)     TYPE OF REPORTING PERSON*

         CO
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*  SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Of this amount, 739,825 shares of Issuer common stock covered by this report are purchasable by the Reporting Person upon exercise of an option granted to the Reporting Person as of November 19, 1996. Prior to the exercise of the option, the Reporting Person is not entitled to any rights as a stockholder of Issuer as to the shares covered by the option. The option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. The Reporting Person expressly disclaims beneficial ownership of any of the shares of common stock of Issuer which are purchasable by the Reporting Person upon exercise of the option until such time as the Reporting Person purchases any such shares upon any such exercise. The number of shares indicated represents 21.2% of the total outstanding shares of common stock of Issuer as of January 17, 1997, which excludes shares issuable upon exercise of the option.

(2)     After giving effect to the exercise of the option as described herein.

                         Amendment No. 1 to Schedule 13D

        This statement amends ("Amendment No. 1") the Schedule 13D filed by Zions Bancorporation ("Reporting Person") with the Securities and Exchange Commission as of November 19, 1996 with respect to the shares of common stock, par value $.01 per share (the

"Shares") of Aspen Bancshares, Inc., a Colorado corporation ("Issuer"). All defined terms refer to terms defined herein and in the Schedule 13D. Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of its filing date. The Schedule 13D is amended only to the extent set forth below:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Reporting Person purchased a total of 50,000 Shares (as more fully discussed in Item 5 below) at a total cost of $969,880. These funds were derived from the Reporting Person's working capital.

ITEM 4.   PURPOSE OF THE TRANSACTION.

        The information set forth in Item 3 is hereby incorporated herein by reference.

        The purpose of Reporting Person in purchasing the Shares disclosed in
Item 3 above was to avail itself of favorable market prices on the National Market System of NASDAQ for the Shares of Issuer. By such purchases, the Reporting Person lowered its total cost of acquiring Issuer in the proposed merger.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        (a)-(b) As of the date of this statement, Reporting Person is deemed to own a total of 789,825 Shares of the Issuer, which amount represents 21.2% of the total number of Issuer's issued and outstanding shares on January 17, 1997 (or 17.7% of the shares of Issuer Common Stock that would be outstanding after giving effect to the exercise of the Option). Of such amount, 739,825 Shares are covered by an Option held by Reporting Person. As of the date of this statement, the Option has not yet been exercised. The Option is described more fully in
Item 3 of Reporting Person's Schedule 13D dated November 19, 1996. The Shares purchased by Reporting Person between January 6, 1997 and January 15, 1997 as reported herein represent 1.3% of the issued and outstanding Shares of Issuer as of January 17, 1997. Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 50,000 Shares it purchased between January 6, 1997 and January 15, 1997.

        (c) Between January 6, 1997 and January 15, 1997, Reporting Person effected nineteen transactions through a broker-dealer registered with the National Association of Securities Dealers, Inc. and purchased a total of 50,000 Shares. Each such transaction was effected at prevailing market prices on the National Market System of NASDAQ. Reporting Person purchased 18,500 Shares in one transaction on January 6, 1997 at a purchase price of $19.00 per share; 3,000 Shares in four transactions on January 7, 1997 at an average purchase price of $19.00 per share; 4,000 Shares in four transactions on January 8, 1997 at an average purchase price of $19.03 per share; 4,000 Shares in four transactions on January 9, 1997 at an average purchase price of $19.375 per share; 5,000 Shares in two transactions on January 13, 1997 at an average purchase price of $19.45 per share; 10,500 Shares in three transactions on

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January 14, 1997 at an average purchase price of $19.74 per share; and 5,000
Shares in one transaction on January 15, 1997 at a purchase price of $20.375 per share.

        Other than as set forth in this Item 5, to the best of the Reporting Person's knowledge as of the date hereof (i) neither the Reporting Person nor any subsidiary or affiliate of the Reporting Person nor any of the Reporting Person's executive officers or directors, beneficially owns any shares of Issuer Common Stock, and (ii) there have been no transactions in the shares of Issuer Common Stock effected during the past 60 days by the Reporting Person, nor to the best of the Reporting Person's knowledge, by any subsidiary or affiliate of the Reporting Person or any of the Reporting Person's executive officers of directors.

        (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock held by Reporting Person as a result of the purchases reported herein or obtainable by the Reporting Person upon exercise of the Option.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                     ZIONS BANCORPORATION


                                     By: /s/ Dale M. Gibbons
                                         ------------------------------------
                                     Name:  Dale M. Gibbons
                                     Title:   Senior Vice President and Chief
                                                Financial Officer

Dated:  January 17, 1997


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